UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement

Pursuant to Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

RealSource Residential, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 000-50331

Nevada	98-0371433
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2089 East Fort Union Blvd., Salt Lake City, Utah	84121
(Address of principal executive offices)	(Zip Code)

(801) 601-2700

(Registrant’s telephone number, including area code)

Approximate date of Mailing: September 7, 2018

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

REALSOURCE RESIDENTIAL, INC.

2089 East Fort Union Blvd.

Salt Lake City, Utah 84121

801-601-2700

INFORMATION STATEMENT

Information Statement Pursuant to Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Schedule 14f-1

Introduction

This Information Statement (this “Information Statement”) is being mailed on or about September 7, 2018 to all holders (collectively, the “Stockholders”) of record at the close of business on August 30, 2018 (the “Record Date”) of shares of common stock, par value $0.001 per share (the “Common Stock”), of RealSource Residential, Inc., a Nevada corporation (the “Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being furnished in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement is first being provided to the Stockholders on or about September 7, 2018. On the Record Date, 15,719,645 shares of Common Stock were issued and outstanding.

On May 16, 2018, a stock purchase agreement (the “SPA”) was entered into by and among certain majority stockholders of the Company, including the current directors and officers of the Company, and RealSource Acquisition Group, LLC, a Utah limited liability company (“RealSource Acquisition”), whereby RealSource Acquisition agreed to purchase an aggregate of eleven million six thousand three hundred fifty six (11,006,356) shares of the Company’s issued and outstanding Common Stock (the “Shares,” which amount will be decreased in accordance with the Reverse Stock Split (as defined below) to 440,256 shares) at an aggregate purchase price of one hundred eighty thousand dollars ($180,000). Immediately prior to the closing under the SPA, RealSource Acquisitions will assign its rights under the SPA to M-1 Advisors, LLC, a Delaware limited liability company (“M-1 Advisors”). The purchase price will be paid from currently available cash of M-1 Advisors, and not from loans or other debt. The Shares represent approximately 70% of the issued and outstanding stock of the Company. The purchase and sale of the Shares (the “Share Purchase”) as contemplated by the SPA is expected to close on or about the later of (i) 10 days after the date of mailing this Information Statement, or (ii) the Effective Date (as defined below) (the “Closing Date”). The Share Purchase will result in a change of control of the Company.

Effective on the Closing Date, and in accordance with sections 3.2 and 3.3 of the Amended and Restated Bylaws of the Company (the “Bylaws”) and the requirements of the SPA, (a) the current directors of the Company will resign as directors, (b) two vacancies will remain on the Board of Directors, and (c) Michael Campbell will be appointed as the sole director of the Company.

Additionally, in connection with the Share Purchase, the Board of Directors has approved a reverse stock split of the authorized, issued and outstanding shares of the Company’s Common Stock at a ratio of one (1) for twenty-five (25) (the “Reverse Stock Split”), pursuant to which (a) the Company’s authorized shares of Common Stock will be decreased from one hundred million (100,000,000) shares to four million (4,000,000) shares and (b) one (1) share of Common Stock will be issued for every twenty-five (25) shares of Common Stock that are issued and outstanding (with all fractional shares rounded up to the nearest whole share). In accordance with Sections 78.207 and 78.209 of the Nevada Revised Statutes (“NRS”), the Reverse Stock Split does not require shareholder approval. The Company anticipates that the Reverse Stock Split will be effective as of 12:01 a.m. on August 30, 2018, or ten days after notice of the Reverse Stock Split is given to FINRA in accordance with Rule 10b-17 under the Exchange Act, whichever is later (the “Effective Date”). On an after the Effective Date, the issued and outstanding shares of Common Stock of the Company will be decreased from 15,719,645 shares to approximately 628,817 shares.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD OF DIRECTORS. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE OF CONTROL AND CHANGE IN MAJORITY OF BOARD OF DIRECTORS

At the closing of the Share Purchase described above, M-1 Advisors will own approximately 70% of the Company’s outstanding voting securities and, pursuant to the terms of the SPA, there will be a change in our Board of Directors as Michael S. Anderson, Nathan W. Hanks and V. Kelly Randall will resign as directors and officers of the Company. Pursuant to the terms of the SPA, concurrent with the resignation of such persons as directors, (a) Michael Campbell will be appointed to serve as a director of the Company to fill one of the seats vacated by the departing directors, and (b) two vacancies will remain on the Board of Directors (which, in accordance with the Bylaws of the Company, may only be filled by Mr. Campbell, as the sole remaining director. Any directors so appointed will hold office for the unexpired term of his or her predecessor and until his or her successor is elected and qualified (unless sooner displaced). This will result in a change of control of the Company.

Michael Campbell – Mr. Campbell, 62 years old, has been the managing director of M1 Advisors for the last 18 years. M1 Advisors is a business advisory and consulting firm, which has engineered, orchestrated and provided support and services to numerous private-to-public transitions, debt and equity financings and hyper-organic-growth and consolidation strategies in a wide range of industries. Mr. Campbell spent the first 20 years of his career in the high-tech industry creating and operating a series of companies that included a computer retailing operation, data-storage peripheral company with three computer disk-drive manufacturing companies through joint ventures with the Russian, Chinese and Spanish governments, a specialized call-center company for telco broadband provisioning and an online broadband services ordering & order aggregation company with the Regional Bell Operating Companies.

To the best of the Company’s knowledge, prior to the Closing Date, Mr. Campbell has not been, and will not be, a director of the Company and did not hold any previous position with the Company, nor has he been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, Mr. Campbell has not been (i) the subject of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, (ii) convicted in a criminal proceeding or subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), or (iii) the subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of directors pursuant to the transactions described above will not occur until at least ten (10) days after the filing and mailing of this Information Statement.

VOTING SECURITIES

(DESCRIPTION OF CAPITAL STOCK)

General

The current authorized capital stock of the Company consists of (i) one hundred million (100,000,000) shares of Common Stock, par value $0.001 per share and (ii) one hundred million (100,000,000) shares of preferred stock, par value $0.001 per share (“Preferred Stock”). As a result of the Reverse Stock Split discussed below, the authorized Common Stock of the Company will be reduced from one hundred million (100,000,000) shares of Common Stock, par value $0.001 per share to four million (4,000,000) shares of Common Stock, par value $0.001 per share. The following description is a summary of the capital stock of the Company and contains the material terms of our capital stock. Additional information can be found in our Articles of Incorporation (as amended) and our Bylaws.

Common Stock

The Company is authorized to issue one hundred million (100,000,000) shares of Common Stock, par value $0.001 per share.

All shares of Common Stock have equal voting rights and are not assessable. Voting rights are not cumulative, and, therefore, the holders of more than fifty percent (50%) of the outstanding shares of Common Stock could, if they chose to do so, elect all the Directors.

Upon liquidation, dissolution or winding up of the Company, our assets, after the payment of liabilities and any liquidation preferences on outstanding Preferred Stock, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any of our securities and have no right to require us to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and nonassessable.

Holders of Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor. We have not paid any cash dividends on our Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

As of the Record Date, there were 15,719,645 shares of Common Stock issued and outstanding.

Preferred Stock

Shares of Preferred Stock may be issued in one or more series or classes, with each series or class having the rights and privileges respecting voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series as determined by the Board of Directors at the time of issuance. There are several possible uses for shares of Preferred Stock, including expediting financing and minimizing the impact of a hostile takeover attempt.

The Company currently has no shares of Preferred Stock outstanding.

Dividends

The Company has not declared or paid cash dividends on the Common Stock since its inception and does not anticipate paying such dividends in the foreseeable future. The payment of dividends may be made at the discretion of the Board of Directors at that time and will depend upon, among other factors, on the Company’s operations.

Authorized but Unissued Stock. Authorized but unissued shares of Common Stock would be available for future issuance without our stockholders’ approval. These additional shares may be utilized for a variety of corporate purposes including, but not limited to, future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans. The issuance of such shares may also be used to deter a potential takeover of the Company that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the desire of the Board of Directors. A takeover may be beneficial to stockholders because, among other reasons, a potential suitor may offer stockholders a premium for their shares of stock compared to the then-existing market price.

The existence of authorized but unissued and unreserved shares of Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management, which would render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company’s management.

Reverse Stock Split

In connection with the Share Purchase, the Board of Directors has approved the Reverse Stock Split of the authorized, issued and outstanding shares of Common Stock at a ratio of one (1) for twenty-five (25), pursuant to which (a) the Company’s authorized shares of Common Stock will be decreased from one hundred million (100,000,000) shares to four million (4,000,000) shares and (b) one (1) share of Common Stock will be issued for every twenty-five (25) shares of Common Stock that are issued and outstanding (with all fractional shares rounded up to the nearest whole share). In accordance with Sections 78.207 and 78.209 of the Nevada Revised Statutes (“NRS”), the Reverse Stock Split does not require shareholder approval.

The Company anticipates that the Reverse Stock Split will be effective as of 12:01 a.m. on August 30, 2018, or ten days after notice of the Reverse Stock Split is given to FINRA in accordance with Rule 10b-17 under the Exchange Act, whichever is later. On an after the Effective Date, the issued and outstanding shares of Common Stock of the Company will be decreased from 15,719,645 shares to approximately 628,817 shares.

Transfer Agent and Registrar

Nevada Agency and Transfer Company is the registrar and transfer agent for our Common Stock. Its address is 50 West Liberty, Suite 880 Reno, Nevada, 89501 Telephone: 775.322.0626, Facsimile: 775.322.5623.

Directors, Executive Officers and Corporate Governance.

Directors and Executive Officers

The Company’s officers and directors, and additional information concerning each, prior to closing of the SPA are as follows (with ages as of the Record Date):

Name	Age	Position(s) Held with the Company
Michael S. Anderson	64	Chairman of the Board
Nathan W. Hanks	57	President and Chief Executive Officer
V. Kelly Randall	67	Chief Operating Officer, Chief Financial Officer and Secretary

On the Closing Date, each of the Company’s current directors and officers will submit a resignation letter to resign their respective positions with the Company.

Below is additional biographical information regarding the Company’s directors and executive officers prior to the Closing Date:

Michael S. Anderson, age 64, was appointed Chairman of the Board of our company on May 31, 2013. Mr. Anderson has been involved the real estate industry since 1972 and is the founder and chairman of the board of directors of Real Source Brokerage Services, LLC since 1989. The RealSource Group of companies is involved in real estate brokering through a national referral business, tenant-in-common sponsorships with over 4,000 apartment units under asset management, a commercial finance group which has arranged for over $400 million in debt financing since 2002, a property management company and real estate insurance services. Mr. Anderson is on the National Strategic Planning Committee and Vice Chair of the National Network Committee and he served on the national board of the Certified Commercial Investment Member (CCIM) and has served on the national CCIM Member Services Committee and as 2008 President of the CCIM Utah Chapter and was named Utah CCIM of the year in 2007. Mr. Anderson attended the University of Utah from 1972 to 1976. He has held a principal real estate brokerage license in the State of Utah since 1986. Mr. Anderson is qualified to serve on our Board of Directors because of his extensive experience in the real estate industry.

Nathan W. Hanks, age 57, was appointed President, Chief Executive Officer and Director of our company on May 31, 2013. Mr. Hanks joined RealSource Brokerage Services, LLC in 1999 as an advisor and marketing director and became a co-owner in 2006. Mr. Hanks is also associated with other RealSource companies, having served as the co-owner and President of RealSource Equity Services, LLC since 2002 and a co-owner and President of RealSource Management since 2004. He served as Vice-President and General Manager of Dalmar Enterprises Inc., a real estate training and marketing company, from 1997 to 1999. He served as President of Capstone Entertainment, a video production and marketing company, from 1994 to 1997. Mr. Hanks served as Chief Executive Officer of Teleconsulting Services Inc. from 1991 to 1994 and as Chief Financial Officer from 1987 to 1991. He worked as a Certified Public Accountant at Ernst & Young from 1984 to 1986. Mr. Hanks received his Bachelor of Arts in Accounting from the University of Utah in 1984 and was a Certified Public Accountant. Mr. Hanks became a licensed Real Estate Agent in 2002 and a Certified Commercial Investment Member in 2003. Mr. Hanks is qualified to serve on our Board of Directors because of his extensive experience in the real estate industry.

V. Kelly Randall, age 67, was appointed Chief Operating Officer, Chief Financial Officer and Director of our company on May 31, 2013 and Secretary on December 11, 2013. Mr. Randall has served as the Chief Operating Officer of RealSource Properties, LLC and RealSource Equity Services, LLC since 2006. Prior to his time with RealSource, he spent 12 years with Ernst & Young serving numerous public and privately owned clients including Questar Corporation, a New York Stock Exchange company. Since leaving Ernst & Young in 1991, Mr. Randall worked in increasingly important positions in both public and private companies including Corporate Controller and Secretary/Treasurer of Research Medical Inc. from 1991 to 1996 (NASDAQ reporting company), Vice President and Chief Financial Officer of Mycotech Corporation from 1996 to 1999, Vice President and Chief Financial Officer of Found, Inc. from 1991 to 2001, Vice President, Chief Financial Officer and Director of Commercial Concepts, Inc. from 2001 to 2002 (OTC reporting company) and the RealSource companies from 2002 to present. He has extensive involvement in public and private financing, budgeting, reporting, information systems, mergers and acquisitions, personnel management, and SEC accounting and reporting. Mr. Randall received his Bachelor of Science and Masters of Accountancy degrees from Utah State University in 1975 and 1979. He holds a real estate license in the state of Utah. Mr. Randall is qualified to serve on our Board of Directors because of his accounting expertise and his extensive experience in the real estate industry.

The Company presently has no employees apart from our management. The Company’s officers and directors are engaged in outside business activities and are employed on a full-time basis by certain affiliated companies including RealSource Equity Services, LLC and Real Source Brokerage Services, LLC. The Company’s officers and directors anticipate that they will devote very limited time to our business until the acquisition of a portfolio of properties. The specific amount of time that management will devote to our company may vary from week to week or even day to day, and therefore the specific amount of time that management will devote to our company on a weekly basis cannot be ascertained with any level of certainty. In all cases, management intends to spend as much time as is necessary to exercise its fiduciary duties as officers and directors of our company.

To the best of the Company’s knowledge, there are no arrangements between the Company’s current directors and any other person pursuant to which our directors were nominated or elected for their positions. There are no family relationships among the Company’s current directors or officers, or persons currently nominated to become directors or officers.

No Involvement in Certain Legal Proceedings

To the best of the Company’s knowledge, none of the Company’s directors and executive officers, both before and after the Share Purchase, have been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);
3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;
4.	being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, where the judgment has not been reversed, suspended, or vacated;
5.	being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (i) any federal or state securities or commodities law or regulation; (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease- and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

The Company currently has three directors: Michael S. Anderson, Nathan W. Hanks and V. Kelly Randall. The Company has determined that these directors are not independent directors, as that term is used in the Nasdaq Listing Rules of the Nasdaq Stock Market LLC.

Board Committees

The Company do not have a standing Audit Committee. The Company do not believe that the lack of an Audit Committee has had or will have any adverse effect on our financial statements, based upon current operations; however, our Board of Directors will consider establishing an Audit Committee of independent directors as the number of directors increases. Until such time, our Board of Directors will perform the duties of an Audit Committee including delegating an auditor firm and interacting with them.

The Company do not have a standing Compensation Committee. Presently, our executive officers, who constitute our only employees, do not take salary or other benefits from our company.

The Company also do not have a standing Nominating Committee as we have not adopted any procedures by which security holders may recommend nominees to our Board of Directors.

Code of Ethics

Effective January 29, 2004, our Board of Directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, members of our board of directors, the Company’s officers, contractors, consultants and advisors. The Company will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to our company at the address on the cover of this Annual Report.

Executive Compensation.

No executive officer was paid compensation during the two years ended December 31, 2017.

Outstanding Equity Awards At Annual Period End

There were no outstanding equity awards at December 31, 2017.

Aggregated Option Exercises

There were no options exercised by any officer or director of our company during the year ended December 31, 2017.

Long-Term Incentive Plan

Currently, the Company does not have a long-term incentive plan in favor of any director, officer, consultant or employee of the Company.

Directors Compensation

No director compensation was paid during 2017 and 2016 in the form of cash expenses, stock awards, option awards, non-equity incentive plan compensation, pension value and nonqualified deferred compensation earnings or any other type of compensation. We do not currently pay any cash fees to our directors, nor do we pay directors’ expenses in attending board meetings.

Employment Agreements

The Company is not presently a party to any employment agreements.

Pension and Retirement Plans

Currently, the Company does not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement.

Termination of Employment and Change of Control Arrangement

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person’s employment with the Company or its subsidiaries, or any change of control of the Company, or a change in the person’s responsibilities following a changing in control of the Company.

Transactions with Related Persons

To the best of our knowledge, during the last fiscal year, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000 or one percent of the average total assets at year-end for each of the last two fiscal years, and in which any director or executive officer (or any nominee for director), or any security holder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings. The Company is required to disclose whether it has knowledge that any person required to file such a report may have failed to do so in a timely manner. Based solely on our review of the copies of Section 16(a) reports received by us, or written representations from certain reporting persons, and without conducting any independent investigation of our own, we believe that during the fiscal year ended December 31, 2017, all filing requirements applicable to our officers, directors and greater than 10% percent beneficial owners were complied with.

PRINCIPAL SHAREHOLDERS

Prior to Change of Control

The following table sets forth certain information known to the Company with respect to the beneficial ownership of our Common Stock as of August 28, 2018 by (i) each stockholder known to be the beneficial owner of more than five percent of any class of our voting securities then outstanding, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our directors and executive officers as a group. Except as set forth in the table below, there is no person known to us who beneficially owns more than 5% of our Common Stock.

	Common Stock (1)
Michael S. Anderson (2)	3,197,715	26.70%
Nathan W Hanks (3)	3,797,715	31.71%
V. Kelly Randall (4)	2,236,726	18.68%
Lawrence Selevan (5)	1,616,712	13.50%
Chesterfield Faring Ltd (5)	1,616,712	13.50%
All Directors and Officers as a Group	9,232,156	77.09%

Notes:

(1)	As of the Record Date, there were 15,719,645 shares of our Common Stock outstanding. The number of shares of Common Stock listed in the table are before giving effect to the Reverse Stock Split.

(2)	Michael Anderson is Chairman of the Board of our company. Mr. Anderson owns (i) 25% of the membership interest of JKKMN Investments, LLC and therefore has the pecuniary interests over the shares of Common Stock underlying 15,000 Warrants (as defined in our Annual Report on Form 10-K, filed with the SEC on March 28, 2018 (the “Annual Report”) and 30,000 Promissory Notes (as defined in the Annual Report), (ii) 50% of the equity ownership of RealSource Properties, LLC and therefore has the pecuniary interests over the shares of Common Stock underlying 125,000 Warrants and 250,000 Promissory Notes. Mr. Anderson may be deemed to have dispositive control over the securities held by RealSource Properties LLC, and (iii) 37.5% of the equity ownership of RealSource Management LLC and therefore has the pecuniary interests over the shares of Common Stock underlying 18,750 Warrants and 37,500 Promissory Notes. Mr. Anderson disclaims beneficial ownership of the reported securities owned by JKKMN Investments, LLC, and RealSource Properties, LLC except to the extent of his pecuniary interest therein.

(3)	Nathan Hanks is President and Chief Executive of our company. Mr. Hanks owns (i) 25% of the membership interest of JKKMN Investments, LLC and therefore has the pecuniary interests over the shares of Common Stock underlying 15,000 Warrants and 30,000 Promissory Notes (ii) owns 50% of the equity ownership of RealSource Properties LLC and therefore has the pecuniary interests over the shares of Common Stock underlying 125,000 Warrants and 250,000 Promissory Notes, (iii) 37.5% of the equity ownership of RealSource Management LLC and therefore has the pecuniary interests over the shares of Common Stock underlying 18,750 Warrants and 37,500 Promissory Notes. Mr. Hanks may be deemed to have dispositive control over the securities held by RealSource Properties LLC. Mr. Hanks disclaims beneficial ownership of the reported securities owned by JKKMN Investments, LLC, and Real Source Property Consultants, LLC except to the extent of his pecuniary interest therein.

(4)	V. Kelly Randall is Chief Operating Officer, Chief Financial Officer and Secretary of our company. Includes 25% of the membership interest stock of JKKMN Investments, LLC in which Mr. Randall has the pecuniary interests over the shares of Common Stock underlying 15,000 Warrants and 30,000 Promissory Notes. Mr. Randall disclaims beneficial ownership of the reported securities owned by JKKMN Investments, LLC except to the extent of his pecuniary interest therein.

(5)	According to a Schedule 13D filed with the SEC on June 11, 2013, as amended, Chesterfield Faring Ltd. (Chesterfield Faring) is the holder of 1,616,712 shares of our Common Stock. Mr. Selevan is the sole stockholder and Chief Executive Officer of Chesterfield Faring. Consequently, Mr. Selevan may be deemed to have a beneficial interest and dispositive control over any shares owned by Chesterfield Faring. The address of Mr. Selevan and principal office of Chesterfield Faring is 415 Madison Avenue, New York, NY 10017.

After Change of Control

The following table sets forth information known to the Company regarding the beneficial ownership of the Common Stock as of the Closing Date, after giving effect to the Share Purchase:

	Common Stock (1)
M-1 Advisors, LLC 11753 Willard Avenue Tustin, California 92782	11,006,356	70.0%
Michael Campbell (2) 11753 Willard Avenue Tustin, California 92782	11,006,356	70.0%
Lawrence Selevan (3)	1,616,712	18.68%
Chesterfield Faring Ltd (3)	1,616,712	13.50%
All Directors and Officers as a Group (2)	11,006,356	13.50%

Notes:

(1)	Amount of shares listed in this table is before giving effect to the Reverse Stock Split, which will take place prior to the Closing Date for the Share Purchase (and the resulting change of control). On the Effective Date (after giving effect to the Reverse Stock Split), the number of Shares to be purchased by M-1 Advisors will be 440,256.

(2)	In connection with the SPA, on the Closing Date, Michael Campbell will become the sole director on the Board of Directors. Mr. Campbell is also the owner of M-1 Advisors and therefore has the pecuniary interests over the shares of Common Stock owned by M-1 Advisors.

(3)	According to a Schedule 13D filed with the SEC on June 11, 2013, as amended, Chesterfield Faring Ltd. (Chesterfield Faring) is the holder of 1,616,712 shares of our Common Stock. Mr. Selevan is the sole stockholder and Chief Executive Officer of Chesterfield Faring. Consequently, Mr. Selevan may be deemed to have a beneficial interest and dispositive control over any shares owned by Chesterfield Faring. The address of Mr. Selevan and principal office of Chesterfield Faring is 415 Madison Avenue, New York, NY 10017.

Transfer Agent and Registrar

Nevada Agency and Transfer Company is the registrar and transfer agent for our common shares. Their address is 50 West Liberty, Suite 880 Reno, Nevada, 89501 Telephone: 775.322.0626, Facsimile: 775.322.5623.

NO DISSENTERS’ RIGHTS

Under Nevada corporate law, shareholders are not entitled to dissenters’ rights with respect to the transactions described in this Information Statement.

ADDITIONAL INFORMATION INCLUDED WITH THIS INFORMATION STATEMENT

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RealSource Residential, Inc.

Date: August 28, 2018	By:	/s/ Nathan W. Hanks
Nathan W. Hanks
President and Chief Executive Officer
(Principal Executive Officer)